Exhibit 4(b)(ii).30

Summary Translation of Agreement on the Connection of the Circuits Outside the Private Data Network (the “Agreement”) between EuroTel Bratislava, a.s. (“EuroTel”) and Slovenské telekomunikácie, a.s. (“Slovak Telecom”)

This Agreement, which took effect as of September 1, 2002, provides for the terms and conditions under which we lease digital telecommunications circuits from Slovak Telecom. The circuits we lease based on this Agreement are distinct from those included in the private data network implemented for us by Slovak Telecom and those related to our mutual interconnection with Slovak Telecom. In addition, this Agreement does not cover the international leased circuits and radio-communication circuits.

Under this Agreement, Slovak Telecom is obligated to provide us with a lease of public telecommunication circuits services (the “Service”), at a guaranteed level of service that we select, in exchange for a fee.

The Agreement provides for deadlines by which Slovak Telecom shall have implemented the circuits and gives us the right to a discount in fees payable in the event Slovak Telecom fails to meet these deadlines.

If we commit to use the circuits for a specified minimum period of time, we receive discounts on the regular services fees, which increase as a function of volume. Fees are payable within 30 days of monthly invoices, after which we incur a default interest charge.

The initial term of the Agreement is two years and it is automatically renewed for an additional twelve-month period, unless it is terminated by either party. The Agreement may be terminated at any time by mutual agreement or by either party in the event of a material breach by the other party.

The Agreement is governed by Slovak law.

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